<u>Exhibit B</u>

Voting Agreement

LUXURY CAMPING INC.

VOTING AGREEMENT

This Voting Agreement (the "**Agreement**"), dated as of ____________ 20___, is entered into by and among Luxury Camping Inc., a Delaware corporation (the "**Company**"), the parties listed on <u>Exhibit A</u> hereto (the "**Investors**") and the other stockholders listed on <u>Exhibit B</u> hereto (collectively, the "**Common Stockholders**"). The Investors and the Common Stockholders are sometimes referred to in this Agreement collectively as the "**Stockholders**."

Recitals:

1. The Common Stockholders own certain outstanding shares of the Common Stock, par value $0.001 per share ("**Common Stock**"), of the Company;

2. Certain of the Investors are purchasing, concurrently herewith, shares of the Company's Series A Convertible Preferred Stock, $0.001 par value per share, (the "**Preferred Stock"**), pursuant to a Series A Convertible Preferred Stock Purchase Agreement dated as of the date hereof (the "**Purchase Agreement**"), and it is a condition to the closing of the sale of the Series A Preferred Stock under the Purchase Agreement that the Investors and Common Stockholders enter into in this Agreement; and

3. The Investors and the Common Stockholders wish to provide for their representation on the Board of Directors of the Company in the manner set forth below.

In consideration of the mutual covenants contained herein and the consummation of the sale and purchase of shares of Series A Preferred Stock pursuant to the Purchase Agreement, and for other valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. <u>Voting of Shares.</u>

(a) In any and all elections of directors of the Company (whether at a meeting or by written consent in lieu of a meeting), each Stockholder shall vote or cause to be voted all Shares (as defined in Section 2 below) owned by him or it, or over which he or it has voting control, and otherwise use his or its respective best efforts, so as to fix the number of directors of the Company at not greater than five (5) nor less than three (3), and to elect as directors, as follow:

(i) for so long as the number of directors is fixed at three (3):

(A) one individual designated by the holders of a majority of the outstanding shares of Preferred Stock issued pursuant to the Purchase Agreement, voting separately as a class, who shall initially be Joseph Lavin (the "**Series A Director(s)**"); and

(B) two individuals who are designated by the holders of at least a majority of the then outstanding shares of Common Stock voting separately as a class, who initially shall be Robert Frisch and Kyle Reardon; and

(ii) for so long as the numbers of directors is fixed at five (5):

(A) two individuals designated by the holders of a majority of the outstanding shares of Preferred Stock issued pursuant to the Purchase Agreement, voting separately as a class;

(B) two individuals who are designated by the holder of at least a majority of the then outstanding shares of Commons Stock, voting separately as a class; and

(C) one individual who shall be designated by the holders of a majority of the then outstanding shares of Common Stock and Preferred Stock, voting together as a single class.

(b) Each Stockholder also agrees to vote all of his, her or its Shares from time to time and at all times in whatever manner as shall be necessary to ensure that (i) no director elected pursuant to Section 1(a) of this Agreement may be removed from office unless (a) in the case of the Series A Director(s), removal is requested by the Investors, (b) in the case of the directors designated in accordance with 1(a)(i) other than the Series A Director(s), removal is requested by the holders of a majority of the then outstanding shares of Preferred Stock and (c) in the case of the directors designated in accordance with Section 1(a)(ii), such removal is requested by the holders of at least a majority of the then outstanding shares of Preferred Stock (on an as converted to Common Stock basis) and Common Stock together as a single class, in each such case provided in the foregoing clauses (i)(a) through (i)(c), each Stockholder shall vote to remove such person if such person has not resigned from the Board of Directors; and (ii) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1(a) shall be filled pursuant to the provisions of Section 1(a). All Stockholders agree to execute any written consents required to effectuate the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

(c) Unless otherwise agreed to by the Company and the parties with rights to designate directors hereunder, the Company shall provide the Stockholders with thirty (30) days' prior written notice of any intended mailing of a notice to stockholders for a meeting at which directors are to be elected. The Company agrees to nominate and recommend for election as directors only the individuals designated, or to be designated, pursuant to Section 1(a). Should parties with rights to designate directors hereunder fail to give notice to the Company as provided above, it shall be deemed that the designees then serving as directors of such party or parties failing to give notice shall be the designees for reelection.

2. Shares. "**Shares**" shall mean and include any and all shares of Common Stock, Preferred Stock and/or shares of other capital stock of the Company, by whatever name called, which carry voting rights (including voting rights which arise by reason of default) and shall include any such shares now owned or subsequently acquired by a Stockholder, however acquired, including without limitation, stock splits and stock dividends.

3. [RESERVED].

4. Significant Transactions. Subject to the terms and conditions in that certain Amended and Restated Stockholders Agreement, dated on or about the date hereof by and among the Company, the persons and entities listed on Schedule A thereto and the holders of shares of Common Stock listed on Schedule B thereto, in the event that the holders of at least a majority of the then outstanding shares of Common Stock affirmatively vote in favor of a Significant Transaction, as defined in the Stockholders Agreement, dated as of the date hereof, among the Company, the holders of the Preferred Stock and certain other stockholders of the Company, each Stockholder agrees to vote all of his or its Shares, whether at any annual or special meeting, by written consent or otherwise to approve such Significant Transaction.

5. Prohibited Actions. To the extent permitted by law, the Company agrees not to give effect to any action by any Stockholder or any other person which is in contravention of this Agreement.

6. Termination. This Agreement shall terminate in its entirety (a) immediately prior to the closing of a Qualified Public Offering (as defined in the Restated Certificate) or (b) upon termination of this Agreement in accordance with Section 11(f).

7. Grant of Proxy; No Revocation. Each Stockholder hereby grants to the Chief Executive Officer and Treasurer of the Company, an irrevocable proxy coupled with an interest to vote his or its Shares in accordance with his or its agreements contained in this Agreement. The voting agreements and proxy contained herein are coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with Section 6 or 11(f) hereof. Nothing in this Section 7 shall be construed as limiting the provisions of Section 6 or 11(f) hereof.

8. Restrictive Legend. All certificates representing Shares owned or hereafter acquired by the Stockholders or any transferee of the Stockholders bound by this Agreement shall have affixed thereto a legend substantially in the following form:

> "THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING AGREEMENTS AS SET FORTH IN A VOTING AGREEMENT, AS AMENDED FROM TIME TO TIME, BY AND AMONG THE REGISTERED OWNER OF THIS CERTIFICATE, THE COMPANY AND CERTAIN OTHER STOCKHOLDERS OF THE COMPANY, A COPY OF WHICH IS AVAILABLE FOR INSPECTION AT THE OFFICES OF THE SECRETARY OF THE COMPANY."

9. Transfers of Rights. Any person or entity to which Shares are transferred by a Stockholder, whether voluntarily or by operation of law, shall be bound by the voting obligations imposed upon the transferor under this Agreement, to the same extent as if such transferee were a Stockholder hereunder; and no Stockholder shall transfer any Shares unless the transferee provides a written instrument to the Company notifying the Company of such transfer and agreeing in writing to be bound by the terms of this Agreement.

10. Additional Stockholders. In the event that after the date of this Agreement, the Company issues shares of capital stock of the Company to any person (including but not limited to any employee who receives restricted stock or other stock-based awards or exercises any stock options), the Company shall cause such person to execute a Joinder Agreement in the form attached hereto as Exhibit C, and such person shall thereby be bound, and subject to, all the terms and conditions of this Agreement as an Investor or a Common Stockholder, as applicable and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

11. General.

(a) Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

(b) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party hereto shall be entitled to specific performance of the agreements and obligations of the Stockholders hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflict of law provisions thereof). Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court having jurisdiction in the County of Tompkins, State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11(d) shall be deemed effective service of process on such party.

(d) Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery or (iii) upon delivery if personally delivered, in each case to the intended recipient as set forth below:

(i) If to the Company:

Luxury Camping Inc.
610 N. Cayuga Street
Ithaca, NY 14850
Attn: Robert Frisch, CEO

or at such other address as may have been furnished in writing by the Company to the other parties hereto, with a copy to:

Miller Mayer LLP
202 East State Street, Suite 700
Ithaca, NY 14850
Attn: Hayden R. Brainard, Jr., Esq.

(ii) If to the Investors, at its address set forth in Exhibit A hereto, or at such other address as may have been furnished to the other parties hereto in writing by such Investors.

(iii) If to a Common Stockholder, at the Company or at such other address or addresses as may have been furnished to the other parties hereto in writing by such Common Stockholder.

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

(e) Complete Agreement. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to such subject matter.

(f) Amendments and Waivers. This Agreement may be amended or terminated and the observance of any term of this Agreement may be waived with respect to all parties to this Agreement (either generally, or in a particular instance, and either retroactively or prospectively), with the written consent of (i) the Company, (ii) the holders of a majority of the voting power of the Common Stock then outstanding held by the Common Stockholders and (iii)

the holders of at least a majority of the then outstanding shares of Preferred Stock held by the Investors. Notwithstanding the foregoing, the consent of the holders of a majority of the voting power of the Common Stock then outstanding shall not be required for any amendment or waiver if such amendment or waiver does not adversely affect the rights of the Common Stockholders under this Agreement. The Company shall give prompt written notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination or waiver. Any amendment, termination or waiver effected in accordance with this Section 11(f) shall be binding on all parties hereto, even if they do not execute such consent. No waivers of, or exceptions to, any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

(g) Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(h) Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

(i) Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the personal representatives, successors and assigns of the respective parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto and their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(j) Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this agreement to a particular section or subsection shall refer to a section or subsection of this Agreement, unless specified otherwise.

(k) WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE INVESTORS AND THE COMPANY HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR THE INVESTORS WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF THE INVESTORS AND THE COMPANY HEREUNDER OR THEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE. The Company acknowledges that it has been informed by the Investors that the provisions of this Section 11(k) constitute a material inducement upon which the Investors are relying and will rely in entering into this Agreement and the Purchase Agreement. Any Investor

or the Company may file an original counterpart or a copy of this Section 11(k) with any court as written evidence of the consent of the Investors and the Company to the waiver of its right to trial by jury.

(l) Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates (as defined in the Restated Certificate) shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

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IN WITNESS WHEREOF, this Amended and Restated Voting Agreement has been executed by the parties hereto as of the day and year first above written.

COMPANY:

LUXURY CAMPING INC.

By: ______________________
Name: Robert Frisch
Title: Chief Executive Officer

COMMON STOCK HOLDERS:

____
Robert Frisch

____
Kyle Reardon

____
Joseph Lavin